Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the Third Fiscal Quarter Ended May 31, 2019

Quarterly results:

Average Monthly Enrollments1 Increased by 40.0% Year-over-Year

Net Revenues Increased by 32.6% Year-over-Year

Operating Income Increased by 117.0% Year-over-Year

First nine months results:

Average Monthly Enrollments1 Increased by 45.4% Year-over-Year

Net Revenues Increased by 39.1% Year-over-Year

Operating Income Increased by 28.5% Year-over-Year

SHANGHAI, July 30, 2019 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading premium K-12 after-school education service provider in China, today announced its unaudited financial results for the third fiscal quarter of 2019 ended May 31, 2019.

Highlights for the Third Fiscal Quarter Ended May 31, 2019

•                      Net revenues increased by 32.6% year-over-year to RMB 1,093.3 million (US$158.4 million)

•                      Net revenues from OneSmart VIP business increased by 25.9% year-over-year to RMB887.1 million (US$128.5 million)

•                      Net revenues from HappyMath increased by 41.9% year-over-year to RMB128.6 million (US$18.6 million)

•                      Net revenues from FasTrack English increased by 77.5% year-over-year to RMB46.0 million (US$6.7 million)

•                      Average monthly enrollments1 increased by 40.0% year-over-year to 174,835

•                      New students increased by 42.7% year-over-year

•                      Number of learning centers increased to 430 as of May 31, 2019, which represents total number of classrooms increase of 25.1% year-over-year, of which 284 were OneSmart VIP learning centers, 93 were HappyMath learning centers, 42 were FasTrack English learning centers and 11 were Tianjin Huaying learning centers

Highlights for the Nine Months Ended May 31, 2019

•                      Net revenues increased by 39.1% year-over-year to RMB2,682.7 million (US$388.7 million)

•                      Net revenues from OneSmart VIP business increased by 29.3% year-over-year to RMB2,120.2 million (US$307.2 million)

•                      Net revenues from HappyMath increased by 45.6% year-over-year to RMB352.4 million (US$51.1 million)

•                      Net revenues from FasTrack English increased by 216.1% to RMB116.9 million (US$16.9 million)

1  “Enrollments”, for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested companies, including those online businesses, is not included for this purpose.

Key Financial Results

(In thousands/RMB)

	3Q FY2019	3Q FY2018	% of change
Net revenues	1,093,271	824,488	32.6%
Gross profit	550,884	456,352	20.7%
Operating income	123,033	56,698	117.0%
Non-GAAP operating income	138,648	166,840	-16.9%
Net income attributable to OneSmart	109,497	58,376	87.6%
Non-GAAP net income attributable to OneSmart	125,112	168,518	-25.8%

	9 Months FY2019	9 Months FY2018	% of change
Net revenues	2,682,748	1,929,133	39.1%
Gross profit	1,277,814	977,326	30.7%
Operating income	152,180	118,411	28.5%
Non-GAAP operating income	198,110	238,176	-16.8%
Net income attributable to OneSmart	158,114	163,339	-3.2%
Non-GAAP net income attributable to OneSmart	204,044	283,104	-27.9%

Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “We are pleased to announce another quarter with solid financial and operational results as we continue to gain market share in the premium K-12 after school tutoring market. We further strengthened our competitive advantages in the core premium 1-on-1 tutoring services, which are underpinned by its superior services and tutoring results, highly efficient operations and standardized learning center management system. We firmly believe that our premium 1-on-1 tutoring services is much more effective than other formats for majority students, because it is more engaging, provides tailor-made teaching and individualized attention. We are also proud to accomplish our expansion plan to reach national coverage and scale as we approach the end of FY2019, which is expected to be another successful year of solid growth. Our plan for the next stage is to focus on the three core services lines: OneSmart VIP, HappyMath and FasTrack English, adopt a balanced capacity expansion plan and put more efforts on the ramp-up of learning centers in our target key regions and cities. These will help us accelerate the scale-up process to achieve both growth and margin expansion at the same time. We are leveraging our operational expertise in premium K12 1-on-1 services to grow the HappyMath and FasTrack English programs. We will also spend our efforts on operational enhancement through premium services upgrade, technology innovation and a revamped incentive scheme in order to further advance our core competencies.”

The following are key highlights of our business development during the third fiscal quarter of 2019:

OneSmart VIP business (Premium K-12 1-on-1 tutoring services)

•                      The business continued to perform strongly in both Shanghai and most of the cities outside Shanghai;

•                      Despite the one-off regulatory impact, mainly some learning center relocation for compliance purpose in select cities, we continued to see average monthly enrollment growth exceeded 50% in the following cities including Tianjin, Suzhou, Chengdu, Zhengzhou, Chongqing, Yancheng, Taizhou, Wenzhou, Zhuhai, etc. The one-off regulatory impact already started to normalize;

•                      New students increased by 43.1% compared with the same period last year; and

•                      Revenue of International Education program (premium 1-on-1 tutoring services for students attending international and private schools) grew by 143.9% year-over-year while average monthly enrollments grew by 142.1% compared with the same period last year

HappyMath (Premium young children STEAM education programs)

•                      We continued to see strong growth momentum in cities outside Shanghai. Revenue in cities outside Shanghai grew by 90.3%;

•                      New students grew by 43.2% compared with the same period last year; and

•                      We opened 5 new HappyMath learning centers during the quarter in Shanghai, Guangzhou, and Chengdu.

FasTrack English (Premium young children English education programs)

•                      Average monthly student enrollments increased by over 150% year-over-year;

•                      We opened 2 new FasTrack English learning centers during the quarter, both of which are in Shanghai. Going forward, we will continue to focus on cities in Yangtze River Delta;

•                      We continue to upgrade our products and premium services, which creates additional pricing premium and margin improvement opportunities;

•                      We introduced new curriculums such as “Our World” and “All Together” by National Geographic to better serve the diversified needs of the students;

•                      We launched live broadcasting program during the workday to help the students prepare and review the courses; and

•                      Our Smart Classroom and intellectual evaluation system help to create a visualized learning process for the students.

Mr. Greg Zuo, OneSmart’s Director, Chief Financial Officer and Chief Strategic Officer added, “OneSmart has proven itself as one of the very few distinguished premium 1-on-1 tutoring players that can replicate profitability and scale up at a national level in China. Our precise premium positioning, brand reputation, dedicated lean operations and standardized system help drive outstanding economics in the heavily operational 1-on-1 tutoring business, which created substantial entry barriers.

Although experiencing a rapid expansion stage in the past two years or so, Company delivers satisfactory ramp-up results and consistently demonstrates operating leverage in almost all of the markets including both Shanghai and other key cities. Our new learning centers opened in the last three years can break even on center level operating margin within first year of operations and in aggregate deliver a healthy margin trend within the first three years of operations. Company’s recent Non-GAAP operating margin trend is mostly driven by initial year operating losses normally incurred by newly opened centers. As their ramp-up has been largely on track, the management has high visibility of margin expansion in the next couple of quarters. With margin expansion, we expect our net profit to increase substantially in the next few years as our top-line continues to grow strongly. Thanks to increasing demand for premium tutoring services, clear advantages in our business model and a focused strategy, OneSmart is poised to deliver outstanding growth and profitability results in the coming years.

We will also adopt a highly selective approach in M&A and investments, with a primary focus to support the three core services lines, to help them expand faster into target cities where we would like to have a larger scale and local market presence.

We fully support the recent government’s regulatory initiatives as we firmly believe in high standards for education services. We have taken active actions according to the new standards. During the process, we have experienced some one-off regulatory impact to some of our learning centers in several selected cities outside Shanghai during the recent quarters. The impact is short term and will mostly be reflected in FY2019 results. We see this positive for the mid to long term horizon.”

Recent Development

Carlyle’s Follow-on Investment

In April 2019, Carlyle Asia Partners IV, a fund affiliated with the global investment firm The Carlyle Group (“Carlyle”) increased its stake in OneSmart. According to the latest Schedule 13D filed on May 3, 2019 with the SEC, Carlyle acquired, through secondary transfers, 7.86 million American Depositary Shares of the Company. Combined with its existing holdings, Carlyle now owns an aggregate of approximately 19% of the outstanding shares of the Company, compared to 14% shareholding previously, making it the second largest shareholder. Carlyle continues to hold one seat in our board.

MSCI Index Inclusion

In May 2019, the Company has been added to the MSCI China Small Cap Index, a leading provider of critical decision support tools and services for the global investment community.

Management Promotions

In June 2019, the Company announced that its board of directors has appointed Mr. Honggang (Greg) Zuo as the Chief Financial Officer, Chief Strategic Officer and a member of the board of directors of the Company (the “Board”). In June 2019, the Company announced that Mr. Yong (Todd) Liang has been appointed as Chief Human Resources Officer. The two new executives bring in world-class management expertise through their previous employment experience from companies such as Goldman Sachs, General Electric and Wanda Group.

Financial Results for the Third Fiscal Quarter Ended May 31, 2019

Net Revenues

Net revenues were RMB1,093.3 million (US$158.4 million), an increase of 32.6% from RMB824.5 million during the same period last year. The increase was mainly attributable to the growth of average monthly enrollments in OneSmart VIP, HappyMath, FasTrack English, the further improved referral and renewal rates, as well as the consolidation of Tianjin Huaying business. Average monthly enrollments increased by 40.0% year-over-year to 174,835.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB970.2 million (US$140.6 million), an increase of 26.4% from RMB767.8 million during the same period last year. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB954.6 million (US$138.3 million), an increase of 45.2% from RMB657.6 million during the same period last year.

•                      Cost of revenues increased by 47.3% year-over-year to RMB542.4 million (US$78.6 million). The increase was primarily due to an increase in teacher compensation and rental costs incurred by the center openings and relocations for regulatory compliance purpose;

•                      Selling and marketing expenses increased by 23.6% year-over-year to RMB198.9 million (US$28.8 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB198.5 million (US$28.8 million), an increase of 24.5% from RMB159.4 million during the same period last year. The increase was as a result of adoption of more effective sales and marketing channels, some temporary withholding of sales and marketing activities while learning centers were relocated for regulatory compliance purpose, as well as an increase in compensation and rentals to sales and marketing staff to support the rapid growth of the business in a more effective manner;

•                      General and administrative expenses decreased by 4.1% year-over-year to RMB229.0 million (US$33.2 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB213.8 million (US$31.0 million), an increase of 64.3% from RMB130.1 million during the same period last year. The increase was primarily due to a rise in general and administrative personnel expenses to support the openings of learning centers and investment in R&D development, education technology and curriculum material to enhance the teaching quality and improve our students’ learning experience.

Total share-based compensation expenses, which were allocated to related operating expenses, were RMB15.6 million (US$2.3 million) in the third fiscal quarter of 2019, compared with RMB110.1 million in the same period of the prior fiscal year, which was at historical high contributed by the one-off IPO event in March 2018.

Operating Income and Operating Margin

Operating income for the quarter was RMB123.0 million (US$17.8 million), an increase of 117.0% year-over-year from RMB56.7 million in the same period of the prior fiscal year. Non-GAAP operating income, which excludes shared-based compensation, was RMB138.6 million (US$20.1 million), a decrease of 16.9% year-over-year from RMB166.8 million during the same period of the prior fiscal year. The decrease was mainly due to the rise of selling and marketing expenses and general and administrative expenses to support center openings and comply with enhanced regulatory standards.

Operating margin for the quarter was 11.3%, compared with 6.9% in the same period of the prior fiscal year. Non-GAAP operating margin was 12.7%, compared with 20.2% during the same period last year. If excluded the financial impact of new centers opened in last 12 months (FY18Q3-FY19Q2), non-GAAP Operating Margin would have been 17.6% for the FY19Q3 quarter.

Other income, which mainly represents government subsidies and other gains, was RMB46.6 million (US$6.8 million), compared with RMB30.3 million during the same period last year.

Income tax expense was RMB47.1 million (US$6.8 million), compared with RMB32.0 million during the same period last year.

Net Income- Attributable to OneSmart

Net income attributable to OneSmart was RMB109.5 million (US$15.9 million), compared with net income of RMB58.4 million during the same period last year. Non-GAAP net income attributable to OneSmart was RMB125.1 million (US$18.1 million), compared with RMB168.5 million during the same period last year. The decrease was mainly due to the rise of selling and marketing expenses and general and administrative expenses to support center openings and comply with enhanced regulatory standards, and the increase of interest expenses as a result of the increased balance of bank borrowings.

Capital Expenditures

Capital expenditures for the third fiscal quarter of 2019 were RMB36.7 million (US$5.3 million), a decrease of RMB26.0 million from RMB62.7 million in the third fiscal quarter of 2018. The decrease was mainly due to the payment schedule difference related to leasehold improvements.

Financial Position

As of May 31, 2019, the Company had cash and cash equivalents of RMB1,326.1 million (US$192.1 million) and short-term investments of RMB683.5 million (US$99.0 million).

OneSmart’s prepayments from customers balance, which represents cash collected from enrolled students for courses and recognized proportionately as the tutoring sessions are delivered, was RMB2,216.8 million (US$321.1 million) at the end of the third fiscal quarter of 2019, an increase of 12.7% from RMB1,966.4 million at the end of the third fiscal quarter of 2018.

Cash Flow

Net cash provided by operating activities in the third fiscal quarter of 2019 was RMB417.2 million (US$60.4 million).

Net cash used in investing activities in the third fiscal quarter of 2019 was RMB525.5 million (US$76.1 million).

Net cash provided by financing activities in the third fiscal quarter of 2019 was RMB956.8 million (US$138.6 million).

Financial Results for the Nine Months Ended May 31, 2019

For the first nine months of fiscal year 2019, OneSmart reported net revenues of RMB2,682.7 million (US$388.7 million), representing a 39.1% increase year-over-year.

Average monthly enrollments in the first nine months of fiscal year 2019 increased by 45.4% to approximately158,282.

Operating costs and expenses for the first nine months of fiscal year 2019 were RMB2,530.6 million (US$366.6 million), a 39.8% increase year-over-year. Non-GAAP operating costs and expenses for the first nine months of fiscal year 2019, which excluded share-based compensation expenses, were RMB2,484.6 million (US$360.0 million), representing a 46.9% increase year-over-year.

Cost of revenues increased by 47.6% year-over-year to RMB1,404.9 million (US$203.5 million).

Selling and marketing expenses increased by 40.3% year-over-year to RMB556.7 million (US$80.7 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB555.8 million (US$80.5 million), an increase of 40.7% from RMB395.0 million during the same period last year.

General and administrative expenses increased by 23.1% year-over-year to RMB568.9 million (US$82.4 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB523.9 million (US$75.9 million), an increase of 52.3% from RMB344.1 million during the same period last year.

Operating income for the first nine months of fiscal year 2019 was RMB152.2 million (US$22.0 million), representing a 28.5% increase year-over-year. Non-GAAP operating income for the first nine months of fiscal year 2019 was RMB198.1 million (US$28.7 million), representing a 16.8% decrease year-over-year. The decrease was mainly due to the rise of selling and marketing expenses and general and administrative expenses to support center openings and comply with enhanced regulatory standards.

Operating margin for the first nine months of fiscal year 2019 was 5.7%, compared to 6.1% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2019, was 7.4%, compared to 12.3% for the same period of the prior fiscal year.

Net income attributable to OneSmart for the first nine months of fiscal year 2019 was RMB158.1 million (US$22.9 million), representing a 3.2% decrease year-over-year. Non-GAAP net income attributable to OneSmart for the first nine months of fiscal year 2019 was RMB204.0 million (US$29.6 million), representing a 27.9% decrease year-over-year.

Outlook for Fiscal Year 2019

Based on our current estimates, net revenues for fiscal year 2019 are expected to be between RMB3,865 million (US$560 million) and RMB4,008 million (US$580 million), an increase of 35% to 40% from fiscal year 2018. This fully reflects the one-off regulatory impact. This outlook represents OneSmart’s current and preliminary view, which is subject to uncertainty.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on May 31, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.9027 to US$1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 8:00 AM on July 30, 2019, U.S. Eastern Time (8:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201-203
US	1-888-346-8982
Hong Kong	800-905-945
Passcode	OneSmart

A telephone replay of the call will be available after the conclusion of the conference call through August 6, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10130364

Additionally, a live and archived webcast of this conference call will be available at http://www.onesmart.investorroom.com/.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (Premium K-12 1-on-1 tutoring services), HappyMath (Premium young children STEAM education programs), and FasTrack English (Premium young children English education programs). As of May 31, 2019, OneSmart operates a nationwide network of 430 learning centers across 43 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

E-mail: ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	May 31,	May 31,
	2018	2019	2019
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,410,747	1,326,135	192,118
Short-term investments	815,854	683,495	99,019
Prepayments and other current assets	252,964	811,934	117,626
Total current assets	2,479,565	2,821,564	408,763

Non-current assets:
Property and equipment, net	449,990	558,570	80,921
Intangible assets, net	112,119	162,626	23,560
Long-term investments	484,103	1,366,719	197,998
Goodwill	372,077	753,592	109,174
Deferred tax assets	37,455	31,213	4,522
Amounts due from related parties	16,500	2,250	326
Other non-current assets	251,118	378,153	54,780
Total non-current assets	1,723,362	3,253,123	471,281

Total assets	4,202,927	6,074,687	880,044

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan (including short-term loan of the consolidated VIEs without recourse to the Group of nil and RMB299,876 (US$43,443) as of August 31, 2018 and May 31, 2019, respectively)	—	299,876	43,443
Amount due to a related party (including amount due to a related party of the consolidated VIEs without recourse to the Group of nil and RMB50,000 (US$7,244) as of August 31, 2018 and May 31, 2019, respectively)	—	50,000	7,244
Long-term loan, current portion (including long-term loan, current portion of the consolidated VIEs without recourse to the Group of RMB45,000 and RMB71,820 (US$10,405) as of August 31, 2018 and May 31, 2019, respectively)	45,000	71,820	10,405
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB548,408 and RMB699,059 (US$101,273) as of August 31, 2018 and May 31, 2019, respectively)	579,533	723,364	104,794
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB33,809 and RMB67,266 (US$9,745) as of August 31, 2018 and May 31, 2019, respectively)	45,291	74,477	10,790
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB1,991,647 and RMB2,216,655 (US$321,129) as of August 31, 2018 and May 31, 2019, respectively)	1,991,647	2,216,790	321,148
Total current liabilities	2,661,471	3,436,327	497,824

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Group of RMB23,528 and RMB34,124(US$4,944) as of August 31, 2018 and May 31, 2019, respectively)	23,528	34,124	4,944
Long-term loan (including long-term loan of the consolidated VIEs without recourse to the Group of RMB405,000 and RMB376,380 (US$54,526) as of August 31, 2018 and May 31, 2019, respectively)	405,000	1,335,855	193,526
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB17,345 and RMB13,822 (US$2,011) as of August 31, 2018 and May 31, 2019, respectively)	17,685	14,775	2,140
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of nil and RMB42,131 (US$6,104) as of August 31, 2018 and May 31, 2019, respectively)	—	90,131	13,057
Total non-current liabilities	446,213	1,474,885	213,667

Total liabilities	3,107,684	4,911,212	711,491

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares (US$0.000001 par value; 37,703,157,984 shares authorized; 4,220,365,545 issued and outstanding as of August 31, 2018 and 4,124,580,147 issued and outstanding as of May 31, 2019, respectively)	26	26	4
Class B ordinary shares (US$0.000001 par value; 2,296,842,016 issued and outstanding as of August 31, 2018 and May 31, 2019, respectively)	16	16	2
Treasury stock	—	(203,760)	(29,519)
Additional paid-in capital	5,426,503	5,473,077	792,889
Statutory reserves	4,272	4,462	646
Accumulated deficit	(4,535,042)	(4,384,838)	(635,235)
Accumulated other comprehensive income	128,900	151,286	21,917
Total OneSmart International Education Group Limited shareholders’ equity	1,024,675	1,040,269	150,704
Non-controlling interests	70,568	123,206	17,849
Total shareholders’ equity	1,095,243	1,163,475	168,553

Total liabilities, non-controlling interests and shareholders’ equity	4,202,927	6,074,687	880,044

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended May 31,			For the nine months ended May 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	824,488	1,093,271	158,383	1,929,133	2,682,748	388,652
Cost of revenues	(368,136)	(542,387)	(78,576)	(951,807)	(1,404,934)	(203,534)
Gross profit	456,352	550,884	79,807	977,326	1,277,814	185,118

Operating expenses:
Selling and marketing (Note 1)	(160,847)	(198,855)	(28,808)	(396,801)	(556,743)	(80,656)
General and administrative (Note 1)	(238,807)	(228,996)	(33,175)	(462,114)	(568,891)	(82,416)
Total operating expenses	(399,654)	(427,851)	(61,983)	(858,915)	(1,125,634)	(163,072)
Operating income	56,698	123,033	17,824	118,411	152,180	22,046

Interest income	5,406	4,351	630	21,579	16,762	2,428
Interest expense	(8,918)	(22,173)	(3,212)	(13,609)	(40,041)	(5,801)
Other income	30,289	46,592	6,750	73,850	65,794	9,532
Other expenses	—	(255)	(37)	(3,083)	(830)	(120)
Foreign exchange gains	82	(2,043)	(296)	207	(524)	(76)
Income before income tax and share of net income/(loss) from equity investees	83,557	149,505	21,659	197,355	193,341	28,009

Income tax expense	(32,016)	(47,121)	(6,826)	(64,606)	(77,424)	(11,216)
Income before share of net income/(loss) from equity investees	51,541	102,384	14,833	132,749	115,917	16,793

Share of net income/(loss) from equity investees	3,939	(1,152)	(167)	6,967	(8,465)	(1,226)

Net income	55,480	101,232	14,666	139,716	107,452	15,567

Add: Net loss attributable to non-controlling interests	2,896	8,265	1,197	23,623	50,662	7,339

Net income attributable to OneSmart’s shareholders	58,376	109,497	15,863	163,339	158,114	22,906

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended May 31,			For the nine months ended May 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing	1,469	389	56	1,797	922	134
General and administrative	108,673	15,226	2,206	117,968	45,008	6,520
Total	110,142	15,615	2,262	119,765	45,930	6,654

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the three months ended May 31,			For the nine months ended May 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income	55,480	101,232	14,666	139,716	107,452	15,567
Other comprehensive income:
Unrealized gain on available-for-sale investments, net of tax	11,593	19	3	23,808	50,090	7,257
Foreign currency translation adjustment	19,933	(3,975)	(576)	5,517	2,213	321

Comprehensive income	87,006	97,276	14,093	169,041	159,755	23,145
Add: Comprehensive loss attributable to non-controlling interests	2,896	8,265	1,197	23,623	50,662	7,339

Comprehensive income attributable to OneSmart’s shareholders	89,902	105,541	15,290	192,664	210,417	30,484

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended May 31,			For the nine months ended May 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing expenses	160,847	198,855	28,808	396,801	556,743	80,656
Share-based compensation expense in selling and marketing expenses	1,469	389	56	1,797	922	134
Non-GAAP selling and marketing expenses	159,378	198,466	28,752	395,004	555,821	80,522
General and administrative expenses	238,807	228,996	33,175	462,114	568,891	82,416
Share-based compensation expense in general and administrative expenses	108,673	15,226	2,206	117,968	45,008	6,520
Non-GAAP general and administrative expenses	130,134	213,770	30,969	344,146	523,883	75,896

Operating costs and expenses	767,790	970,238	140,559	1,810,722	2,530,568	366,606
Share-based compensation expense in operating costs and expenses	110,142	15,615	2,262	119,765	45,930	6,654
Non-GAAP operating costs and expenses	657,648	954,623	138,297	1,690,957	2,484,638	359,952

Operating income	56,698	123,033	17,824	118,411	152,180	22,046
Share-based compensation expenses	110,142	15,615	2,262	119,765	45,930	6,654
Non-GAAP operating income	166,840	138,648	20,086	238,176	198,110	28,700

Net income attributable to OneSmart’s shareholders	58,376	109,497	15,863	163,339	158,114	22,906
Share-based compensation expenses	110,142	15,615	2,262	119,765	45,930	6,654
Non-GAAP net income attributable to OneSmart	168,518	125,112	18,125	283,104	204,044	29,560